Exhibit 99.3

TERM SHEET EQUITY	BassDrill Ltd - Rights Issue of shares
20 February 2012

Issuer:	BassDrill Ltd (“BassDrill” or the “Company”), a Company incorporated under the laws of Bermuda

Transaction/Offering:	Rights issue of 2,288,918 new shares

Shares post Offering:	48,067,286 shares, each with a nominal value of USD 1.00 per share, representing a dilution of 5.0% (plus up to 4,734,000 share options to management under an incentive program, representing a combined dilution of 15,34%)

Total gross proceeds to Company:	USD 5,1 million

Use of proceeds:	To finance (i) the Company’s short term cash requirements and (ii) general working capital.

Subscription Price:	USD 2,24

Participation by larger shareholders:	Board members Mr. Olsen, on behalf of majority owner HVAS Invest Zeta AS and Mr. Bassoe on behalf of Bass Invest AS / Erland Bassoe, holding 51.2 and 14.2 percent respectively of the outstanding shares in the Company, has communicated to the Board that they will exercise all of their pre-emptive rights to subscribe in the share offering on the proposed terms.

Subscription period:	Start: 20 February 2012 at 09:00 hours (CET)

End: 2 March at 17.30 hours (CET)

Eligible Subscribers:	Eligible subscribers will be those shareholders of the Company owning shares in the Company as of February 20 2012, who will appear in the VPS register following a regular T+3 settlement procedure in the VPS on February 24 2012

Preferential rights	Each share owned on 20 February 2012 will entitle Eligible Shareholders to subscribe 0.05 New Shares in the Rights Offering, rounded down to the nearest whole share. Oversubscription is permitted.

Ex date	February 21, 2012

Conditional allocation:	On or about 5 March 2012

Payment:	Payment for the alloted shares shall be made on March 13 in accordance with the payment instruction sendt by the Company together with the notice of allocation.

Delivery of shares:	The New Shares will be registered in the Company’s Register of Members on Bermuda upon fulfillment of all Conditions for the Offering provided that all Allocated New Shares have been paid in full. Such registration is expected to take place on or about 15 March 2012 with registration in the VPS on or about 15 March 2012.

Conditions:	Completion of the Offering is conditional upon (a) the Offering being fully subscribed by existing Shareholders no later than 2 March 2012, (b) the Special Shareholder Meeting approving an increase of the Company’s authorized capital covering the New Shares, (c) all corporate resolutions required, thereunder a Board resolution to issue and allocate the New Shares, being performed and (d) compliance with exemption from preparing a prospectus in Bermuda, Norway and any other jurisdiction in which the shareholders may be located.

OTC trading and contemplated listing:	The Company and will ensure that the Shares are tradable on the OTC market established by the Norwegian Securities Dealers Association as soon as practically possible following the issuance of the New Shares in the VPS. The Company aims for a listing on Oslo Stock Exchange or Oslo Axess (a regulated market operated by Oslo Stock Exchange) during Q2 2012.

Documentation:	Subscription Agreement and term sheet

NOTE: Investors are deemed to have made all the necessary investigations and analysis of the current publicly available information to arrive at an investment decision

This rights offering to acquire new shares in BassDrill Ltd. is made for the securities of a company organized in Bermuda and registered on the Norwegian over-the-counter list established by the Norwegian Securities Dealers Association (the “NOTC”). Accordingly, the offer is subject to the disclosure requirements and practices applicable in Bermuda and in Norway, which are different from those of the United States.

It may be difficult for investors to enforce their rights and any claim they may have arising under the U.S. securities laws. BassDrill Ltd. is a Bermuda company, and some of its officers and directors are residents of countries other than the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

In accordance with the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 801 thereunder with respect to the new shares to be offered in connection with this rights offering, BassDrill Ltd. will submit to the U.S. Securities and Exchange Commission any informational document it publishes or otherwise disseminates to holders of BassDrill Ltd. shares related to the rights offering.